

DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	CERT	COPY
08/08/2019	201921902726	Conversion Within SOS Records (CVS)	99.00	0.00	0.00	0.00

Receipt

This is not a bill. Please do not remit payment.

LEGALZOOM.COM, INC.
ATTN: CHEYENNE MOSELEY
101 N BRAND BLVD., 11TH FLOOR
GLENDALE, CA 91203

STATE OF OHIO
CERTIFICATE

Ohio Secretary of State, Frank LaRose

3991322

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

CHAMPIONS OF DIVERSITY MEDIA INC.

and, that said business records show the filing and recording of:

Document(s)   Document No(s):

Conversion Within SOS Records   **201921902726**

Effective Date: 08/07/2019

CHANGE TO DOMESTIC FOR PROFIT



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the
Secretary of State at Columbus, Ohio this
8th day of August, A.D. 2019.

Ohio Secretary of State



Form 700 Prescribed by:

JON HUSTED
OHIO SECRETARY OF STATE

Toll Free: (877) SOS-FILE (877-767-3453)
Central Ohio: (614) 466-3910
www.OhioSecretaryofState.gov
busserv@OhioSecretaryofState.gov
File online or for more information: www.OHBusinessCentral.com

Mail this form to one of the following:

Regular Filing (non expedite)
P.O. Box 1329
Columbus, OH 43216

Expedite Filing (Two business day processing time. Requires an additional $100.00)
P.O. Box 1390
Columbus, OH 43216

2019 AUG -7 AM 11:33

Certificate for Conversion for Entities Converting Within or Off the Records of the Ohio Secretary of State

Filing Fee: $99

Form Must Be Typed

(CHECK ONLY ONE (1) BOX)

(1) ☒ **Converting Within The Records of the Ohio Secretary of State**

(2) ☐ **Converting Off The Records of the Ohio Secretary of State**
(187-VXX)

Name of the converting entity: CHAMPIONS OF DIVERSITY MEDIA LLC

Jurisdiction of Formation: OH

Charter/Registration Number: 3991322

The converting entity is a:
(Check Only (1) One Box)

☐ Domestic Corporation (For-Profit or Nonprofit)
☐ Foreign Corporation (For-Profit or Nonprofit)
☐ Domestic Nonprofit Limited Liability Company
☐ Foreign Nonprofit Limited Liability Company
☒ Domestic For-Profit Limited Liability Company
☐ Foreign For-Profit Limited Liability Company
☐ Partnership
☐ Domestic Limited Partnership
☐ Foreign Limited Partnership
☐ Domestic Limited Liability Partnership
☐ Foreign Limited Liability Partnership

The converting entity hereby states that it has complied with all laws in the jurisdiction under which it exists and that those laws permit the conversion.

Name of the converted entity | Champions of Diversity Media Inc.

Jurisdiction of Formation | OH

The converted entity is a:
(Check Only (1) One Box)

☒ Domestic Corporation (For-Profit)   ☐ Partnership

☐ Foreign Corporation (For-Profit or Nonprofit)   ☐ Domestic Limited Partnership

☐ Domestic Nonprofit Limited Liability Company   ☐ Foreign Limited Partnership

☐ Foreign Nonprofit Limited Liability Company   ☐ Domestic Limited Liability Partnership

☐ Domestic For-Profit Limited Liability Company   ☐ Foreign Limited Liability Partnership

☐ Foreign For-Profit Limited Liability Company

Effective Date
(Optional) [   ]   (The conversion is effective upon the filing of this certificate or on a later date specified in the certificate)

Name and address of the person or entity that will provide a copy of the declaration of conversion upon written request.

Orville C. Lynch, Jr.
Name

447 Chatfield Park
Mailing Address

Columbus | Ohio | 43219
City | State | Zip Code

Required information that must accompany conversion certificate if box 2 is checked

If the converting entity is a domestic or foreign entity that will not be licensed in Ohio, provide the name and address of the statutory agent upon whom any process, notice or demand may be served.

Name of Statutory Agent

Mailing Address

City | State | Zip Code

See instructions for additional filing requirements if
    (1) the conversion creates a new domestic entity,
    (2) the converted entity is a foreign entity that desires to transact business in Ohio; or
    (3) if a domestic corporation or foreign corporation licensed in Ohio is the converting entity.

DOC ID ----> 201921902726

IN WITNESS WHEREOF, the conversion is authorized on behalf of the converting entity and that each person signing the certificate of conversion is authorized to do so.

Required
Must be signed by an
authorized representative.



Signature

By (if applicable)

Orville C. Lynch, Jr.
Print Name

Signature

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name



Form 532A Prescribed by:

JON HUSTED
OHIO SECRETARY OF STATE

Toll Free: (877) SOS-FILE (877-767-3453)

Central Ohio: (614) 466-3910

www.OhioSecretaryofState.gov

busserv@OhioSecretaryofState.gov

File online or for more information: www.OHBusinessCentral.com

Mail this form to one of the following:

Regular Filing (non expedite)
P.O. Box 670
Columbus, OH 43216

Expedite Filing (Two business day processing time. Requires an additional $100.00)
P.O. Box 1390
Columbus, OH 43216

2019 AUG -7 AM 11:33

Initial Articles of Incorporation
(For-Profit, Domestic Corporation)
Filing Fee: $99
(113 - ARF)
Form Must Be Typed

First: Name of Corporation   Champions of Diversity Media Inc.

(Name must include the following word or abbreviation: company, co., corporation, corp., incorporated, or inc.)

Second: Location of Principal office in Ohio

City: Columbus

State: Ohio

County: Franklin

Effective Date (Optional) [ ] mm/dd/yyyy

(The legal existence of the corporation begins upon the filing of the articles or on a later date specified that is not more than ninety days after filing)

Third: The number of shares which the corporation is authorized to have outstanding.
(Please state if shares are common or preferred and their par value, if any.)

Number of Shares	Type	Par Value
990	Common	0.01

Fourth: If the corporation is to have an initial stated capital, please state the amount of that stated capital

Amount: $50,000

Note: ORC Chapter 1701 allows additional provisions to be included in the Articles of Incorporation that are filed with this office. If including any of these additional provisions, please do so by including them in an attachment to this form.

ORIGINAL APPOINTMENT OF STATUTORY AGENT

The undersigned, being at least a majority of the incorporators of   Champions of Diversity Media Inc.
hereby appoint the following to be statutory agent upon whom any process, notice or demand required or permitted by
statute to be served upon the corporation may be served. The complete address of the agent is

Orville C. Lynch, Jr.
Name

PO Box 2502
Mailing Address

Columbus	Ohio	43216
City	State	Zip Code

Must be signed by the
incorporators or a
majority of the
incorporators



Signature

Signature

Signature

ACCEPTANCE OF APPOINTMENT

The Undersigned,   Orville C. Lynch, Jr.   , named herein as the
                     Statutory Agent Name

Statutory agent for   Champions of Diversity Media Inc.
                      Corporation Name

hereby acknowledges and accepts the appointment of statutory agent for said corporation.

Statutory Agent Signature

Individual Agent's Signature/Signature on Behalf of Business Serving as Agent

By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.



Required
Articles and original
appointment of agent must
be signed by the incorporator(s).

Signature

If the incorporator
is an individual, then they
must sign in the "signature"
box and print his/her name
in the "Print Name" box.

By

Orville C. Lynch, Jr.

Print Name

If the incorporator
is a business entity, not an
individual, then please print
the entity name in the
"signature" box, an
authorized representative
of the business entity
must sign in the "By" box
and print his/her name and
title/authority in the
"Print Name" box.

Signature

By

Print Name

Signature

By

Print Name